Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

On May 12, 2014, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp’s pending acquisition of United Bancorp, Inc.

Additional Information for Shareholders of United Bancorp, Inc. Communication in this presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United Bancorp, Inc. ("United") and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. United Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab "Investor Relations" and then under the heading "Financial Information" or from United by accessing United's website at www.ubat.com under the tab "Investor Relations" and then under the heading "SEC Filings." Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National's 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United's Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp's financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National Bancorp's proposed merger with United Bancorp, Inc. ("United"). Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Tower Financial Corporation and proposed merger with United might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the United merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp's businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisition of United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National Bancorp's Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission ("SEC"). These forward-looking statements are made only as of the date of this presentation, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.

Investment Thesis

- Attractive footprint that offers both leading share in mature markets and room to expand in higher growth markets
- Consistent financial performance with distinct revenue streams and improving efficiency
- Diverse loan portfolio with growth accelerating while maintaining strong credit metrics
- Disciplined acquisitions that are exceeding expectations with robust future opportunities
- Steward of capital – organic growth, dividend / share repurchases, and acquisitions
- Achieving strategic imperatives

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Growth of the Old National franchise Mature, Stable Markets & Dominant Share Branch Map 1 Higher Growth Markets Source: SNL Financial, Company Filings, June 30, 2013 FDIC Summary of Deposits Note: Green shading indicates metric that exceeds the national average. Unemployment as of March, 2014. 1 Pro forma for UBMI. $ in millions, except noted

Our Michigan Footprint

Ann Arbor, Michigan

- Highest median household income MSA in Michigan
- March unemployment rate of 5.2%, compared to the national rate of 6.7%
- Listed in Forbes' 2013 "Best Places for Business and Careers" and was Livability.com's 13th "Best Place to Live"

Projected 2018 Median Household Income


$59,580
$56,206
$55,583
$66,854
USA
Indiana
Michigan
Ann Arbor

Kalamazoo, Michigan

- Highest median HHI growth in Old National's Michigan footprint
- Popular area for healthcare and pharmaceutical organizations, with major companies such as Pfizer, Perrigo and Stryker housing large operations.

Projected 2013-2018 Median HHI Growth


16.1%
21.1%
19.9%
23.2%
USA
Indiana
Michigan
Kalamazoo

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Transforming Old National's Landscape


Consolidation of 5 branches
Sold non-strategic market – Clarksville, TN – 5 branches
Consolidation of 2 branches
Acquired St. Joseph Capital – Entry into Northern IN market February, 2007
Consolidation of 1 branch
Consolidation of 10 branches
Acquired Monroe Bancorp – Enhanced Bloomington, IN presence January, 2011
Sold non-strategic market – Chicago-area - 4 branches
Acquired IN Community – Entry into Columbus, IN September, 2012
Sold 12 branches
Acquired Tower Financial – Enhancing Ft. Wayne, IN presence April, 2014
Pending acquisition of United Bancorp – Entry into Ann Arbor, MI
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
Returned to community bank model
Sold non-strategic market – O'Fallon, IL – 1 branch
Consolidation of 8 branches
Acquired 65 Charter One branches throughout Indiana March, 2009
Consolidation of 12 branches
Consolidation of 44 branches
FDIC-assisted acquisition of Integra Bank July, 2011
Consolidation of 21 branches
Acquired 24 MI / IN branches July, 2013
Consolidation of 22 branches
Consolidation of 3 branches

Purchased 182 + 18 pending | Sold 22 | Consolidated 128

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M&A – Partnerships

Strategy

- Focus on community banks with strong client relationships and deposit franchises
- Mid-sized markets within or near existing franchise with above average growth rates

Process

- Must pass rigorous due diligence process
- Must align both strategically and culturally
- Must meet/exceed financial targets
- Must enhance Old National's mission of being a true "community bank"


Legend
ONB
1st Quartile
2nd Quartile
3rd Quartile
4th Quartile

Emerging Trends

- Rising M&A competition is increasing price multiples
- Resurgence of MOEs giving potential targets an alternative to selling
- Cash deals becoming more in favor by targets

Represents MSAs with more than 15,000 households in IN,KY,IL, southern MI, Cincinnati and St. Louis. MSA quartile rankings weighted as follows: 25% number of households, 20% median HH income, 10% unemployment, 10% median HH income 5-year growth, 10% population 5-year growth, 10% deposits/branch ratio and 15% households/branch ratio.

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Transforming Old National's Landscape

Shifting to higher-growth markets from lower-growth markets

- Entry and fill-in of existing higher-growth markets through strategic acquisitions
  - Acquired 182 branches +18 pending
- Sale or consolidations in lower-growth, non-core markets
  - Consolidated 128 branches
  - Sold 22 branches



MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY

2004



MICHIGAN
OLD NATIONAL BANK
We are proud to serve these communities:
INDIANA
OHIO
ILLINOIS
KENTUCKY

2014

● Pending United locations

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$ in millions1 Anticipated closing early 3Q14 Disciplined Partnerships